

Mail Stop 3561

March 7, 2018

Andrew J. Rebholz
Chief Executive Officer
TravelCenters of America LLC
24601 Center Ridge Road
Westlake, Ohio 44145

> **Re:** **TravelCenters of America LLC**
> **Registration Statement on Form S-3**
> **Filed February 28, 2018**
> **File No. 333-223310**

Dear Mr. Rebholz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products